UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

7-1 Nihonbashi 2-chome

Chuo-ku, Tokyo, 103-6060 Japan

Attention:  General Manager

Telephone: 81 3 3282 7813

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

March 27, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104
1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104
1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104
1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

* Based on the total 74,947,353 Common Shares issued and outstanding as of March 27, 2020, immediately prior to the Effective Time (as defined below).

Explanatory Statement

This Amendment No. 20 (“Amendment No. 20”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 19 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC,” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 20 is being filed jointly by the Reporting Persons.

Item 4.Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On March 6, 2020, the Issuer held its special meeting of shareholders (“Special Meeting”) to consider and act upon the approval and adoption of an agreement and plan of merger, dated November 5, 2019 (the “merger agreement”), and a related statutory merger agreement, by and among the Issuer, MM Air Limited, a Bermuda exempted company (“MMA”), and MM Air Merger Sub Limited, a Bermuda exempted company and a wholly owned subsidiary of MMA (“MMAMS”), and the transactions contemplated thereby, including the merger (the “Merger Proposal”).  At the Special Meeting, the Merger Proposal was approved by the affirmative vote of approximately 99% of the votes cast by the holders of outstanding Common Shares present in person or represented by proxy and entitled to vote at the Special Meeting.

On March 27, 2020, the Issuer consummated the merger contemplated by the terms of the Merger Agreement, pursuant to which MMAMS was merged with and into the Issuer, with the Issuer continuing as the surviving entity (the “merger”).  At the effective time of the merger (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time (other than the Common Shares beneficially owned by the Reporting Persons) was canceled and converted into the right to receive $32.00 in cash, without interest.  Immediately following the Effective Time, MHC beneficially owned 28.8% of the outstanding common shares of the surviving company in the merger, and MMA beneficially owned the remaining 71.2%.

As a result of the merger, the Common Shares ceased trading on the New York Stock Exchange (the “NYSE”) and became eligible for termination of registration under Section 12 of the Exchange Act.  On March 30, 2020, the NYSE filed with the Securities and Exchange Commission (the “SEC”) a notification on Form 25 to report the delisting of the Common Shares from the NYSE and to deregister the Common Shares under Section 12(b) of the Exchange Act.  The Issuer intends to file with the SEC a Form 15 requesting that the Issuer’s reporting obligations under Section 13 and 15(d) of the Exchange Act be terminated or suspended.

Item 6.Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 20 is incorporated herein by reference in its entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

MARUBENI CORPORATION

By:   /s/ Takayuki Sakakida

Name:Takayuki Sakakida

Title: General Manager, Finance & Leasing Business Dept. – II

MARUBENI AVIATION CORPORATION

By:   /s/ Takayuki Sakakida

Name:Takayuki Sakakida

Title:Director

MARUBENI AVIATION HOLDING COÖPERATIEF  U.A.

By:   /s/ Takayuki Sakakida

Name: Takayuki Sakakida

TitleManaging Director